
# AiPEXAR

An AI Powered US Equity Adjusted Total Return Index



## Monthly Performance Report - October 2023

### About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

### Performance: Historical & Simulated*



— AI Powered US Equity Adjusted Total Return Index

### Index Overview

| | |
|---|---|
| Website | http://aipexar.gbm.hsbc.com/AiPEXAR.html |
| Bloomberg Ticker | AIPEXAR Index |
| Geographical Focus | United States |
| Launch Date | 7/14/2021 |
| Type of Return | Adjusted Return |
| Index Sponsor | EquBot, Inc. |
| Index Calculation Agent | Solactive AG |
| Adjustment Factor | 5.0% per year |

### Index Performance: Historical & Simulated*

Index returns as of 10/31/2023

| | |
|---|---|
| YTD | 3.21% |
| 1Y | 1.29% |
| 3Y | 8.44% |
| 5Y | 25.97% |
| 10Y | 131.95% |
| 10Y Volatility | 18.05% |

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 10/31/2023

### Top 10 Holdings: As of 10/31/2023

| | Index Weight(%) | Sector |
|---|---|---|
| APPLE INC | 4.77% | Electronic Technology |
| META PLATFORMS INC | 3.67% | Technology Services |
| NVIDIA CORP | 2.97% | Electronic Technology |
| MICROSOFT CORP | 2.93% | Technology Services |
| AMAZON.COM INC | 2.21% | Retail Trade |
| PROCTER & GAMBLE CO | 1.69% | Consumer Non-Durables |
| ALPHABET INC-CL A | 1.40% | Technology Services |
| RTX CORPORATION | 1.33% | Electronic Technology |
| ALPHABET INC C-SHARES | 1.32% | Technology Services |
| VERTEX PHARMACEUTICALS INC | 1.05% | Health Technology |
| **Total** | **23.34%** | |

### Annual Index Performance: Historical & Simulated*

| 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| -30.3% | 30.8% | 21.4% | 4.4% | 22.2% | 37.6% | 21.0% | 2.7% | 10.6% | 22.3% | -5.5% | 28.0% | 14.2% | 20.6% | -24.3% |

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 10/31/2023



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
November 01, 2023

## Top 10 Sector Allocations



Portfolio values vs Solactive US Large & Mid Cap Index:

| Sector | Portfolio | Solactive US Large & Mid Cap Index |
| --- | --- | --- |
| Consumer Non-Durables | 7.14% | 4.74% |
| Consumer Services | 4.73% | 3.49% |
| Electronic Technology | 16.38% | 16.03% |
| Finance | 13.24% | 12.53% |
| Health Technology | 11.32% | 9.67% |
| Producer Manufacturing | 2.81% | 3.78% |
| Retail Trade | 6.71% | 7.21% |
| Technology Services | 18.10% | 20.57% |
| Transportation | 2.71% | 1.79% |
| Utilities | 3.12% | 2.53% |

■ Portfolio   ■ Solactive US Large & Mid Cap Index

## Contributions to Return



| Sector | Portfolio | Solactive US Large & Mid Cap Index |
| --- | --- | --- |
| Consumer Non-Durables | -0.06% | -0.04% |
| Consumer Services | -0.13% | -0.05% |
| Electronic Technology | -0.35% | -0.24% |
| Finance | -0.38% | -0.38% |
| Health Technology | -0.61% | -0.52% |
| Producer Manufacturing | -0.25% | -0.15% |
| Retail Trade | 0.03% | 0.02% |
| Technology Services | 0.07% | 0.04% |
| Transportation | -0.11% | -0.21% |
| Utilities | 0.02% | 0.04% |

■ Portfolio   ■ Solactive US Large & Mid Cap Index

